UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):  _____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                       .

BANCOLOMBIA S.A. ANNOUNCES DONATIONS
Medellín, Colombia, December 9, 2008
BANCOLOMBIA S.A. (“Bancolombia”) announces that as of today it made donations in a total amount of Ps $ 8,676 million (approximately US$ 3.7 million)1. The donations were duly authorized at the General Shareholders Meeting and by the Board of Directors of Bancolombia.
Below is a list of the donated assets, their value and the name of the beneficiary entities.
The following beneficiaries contributed to the social development, protection and welfare, culture, civic-mindedness, charity, health and/or education of Colombia. Bancolombia does not have any commercial relationship with any of the listed beneficiaries.
Bancolombia expects to obtain tax benefits, in accordance with the terms of the current Colombian tax regulations.

[1]	Exchange Rate for December 9, 2008. Ps. 2,333.54 = 1US$

LOCATION	ADDRESS	BENEFICIARY	VALUE IN Ps.
Bugalagrande	CALLE 10 NÚMERO 7 — 25, LOTE DE TERRENO CON CASA	Escuela de Ingeniería de Antioquia	$94,695,653.00
Sonson	PREDIO LLAMADO LA ILUSION CON CABIDA APROX DE 4 HECTÁREAS	Fundación Universitaria del Area Andina	$370,083.93
Bello	AVENIDA 34 F NÚMERO 42 F 15, CASA DE HABITACIÓN CONSTRUIDA EN DOS PISOS	Escuela de Ingeniería de Antioquia	$17,746,524.00
Fredonia	CARRERA 51 NÚMERO 46 — 55, APARTAMENTO	Escuela de Ingeniería de Antioquia	$34,696,180.00
Bosa	CALLE 65 B BIS A SUR NÚMERO 77 K 30	Fundación Universitaria del Área Andina	$25,754,874.44
Marinilla	LOTE DE TERRENO CON CASA DE HABITACION , PARAJE LAS MERCEDES	Corporación para la Inserción Socio Laboral Pisa	$140,796,246.19
Rionegro	LOTE DE TERRENO CON LA CONSTRUCCION EN EL, SUPERFICIE 3,686 M2	Corporación para la Inserción Socio Laboral Pisa	$63,217,136.38
Santa fe de bogotá	TV 5 D NÚMERO 48 P71 SUR, APARTAMENTO 202, RESIDENCIAS DEL BOSQUE DE IBARI	Fundación Univeristaria del Área andina	$18,036,936.82
Soacha	DIAGONAL 7A NÚMERO 5 — 16, APARTAMENTO 301	Fundación Universitaria del Área Andina	$34,301,213.79
Soacha	DIAGONAL 7A NÚMERO 5 — 16, APARTAMENTO 502	Fundación Universitaria del Área Andina	$20,453,606.91
Soacha	DIAGONAL 7A NÚMERO 5 — 16, APARTAMENTO 302	FundaciónUniversitaria del Área Andina	$14,394,839.47
Armenia	FINCA, UBICADA EN LA VEREDAD PUERTO ESPEJO, DENOMINADA LA SECRETA	Fundacion Natura	$802,968,729.00
Cartagena	CARRERA 71 B NÚMERO 31 — 75, APARTAMENTO 201 A	Fundación Universitaria del Área Andina	$78,510,626.37
Usme Distrito Bogotá	CALLE 49 SUR NÚMERO 15 — 24, VIVIENDA TIPO B	Fundación Universitaria del Área Andina	$20,346,944.25
Santa fe de bogotá	CALLE 15 NÚMERO 27 — 14, LOTE DE TERRENO CON CASA	Universidad de la Sabana	$4,623,049.00
Armenia	CALLE 7 CON CARRERA 22A Y 23B	Universidad de la Sabana	$16,936,277.00
Armenia	LOTE DE TERRENO RURAL DENOMINADO SANTA HELENA	Universidad de la Sabana	$16,936,277.00
Usme Distrito Bogotá	CARRERA 16 ESTE NÚMERO 49 A — 30 SUR, INTERIOR NÚMERO 1	Fundación Universitaria del Área Andina	$19,661,732.72
Ciudad Fundacion	CALLE 6A CON CARRERA 8A NÚMERO 8A -16/18/20 Y 34 DE LA CALLE 6A	Universidad de la Sabana	$76,254,506.00
Soacha	CARRERA 16 A NÚMERO 2 C — 60	Universidad de la Sabana	$18,410,367.00
Bogotá	AK 27 NÚMERO 15 — 11	Universidad de la Sabana	$28,750,687.00
Santa fe de bogotá	CALLE 15 NÚMERO 27 — 38	Universidad de laSabana	$4,623,049.00
Santa fe de bogotá	CALLE 13 NÚMERO 23 — 26	Universidad de la Sabana	$18,239,573.00
Santa fe de bogotá	AVENIDA CALLE 13 NÚMERO 22 — 64	Universidad de la Sabana	$18,451,190.00
Bogotá	AC 13 NÚMERO 25 — 50	Universidad de la Sabana	$1,530,500.00
Plato	CALLE 4 NÚMERO 12 — 41/ 45, LOCAL NÚMERO 2	Fundacion Konrand Lorenz	$18,479,628.00
Plato	CALLE 4 NÚMERO 12 — 41/ 45, APARTAMENTO NÚMERO 201	Fundacion Konrand Lorenz	$30,799,380.00
Plato	CALLE 4 NÚMEROS 12 — 41/45, APARTAMENTO 202	Fundacion Konrand Lorenz	$25,871,479.00
Bojacá	LOTE DE TERRENO DENOMINADO AMARGOZAL, VEREDA DE BARRO BLANCO Y FUTE	Fundación Universitaria del Área Andina	$54,423,325.00
Cali	CALLE 25 NORTE NÚMERO 5 AN -37/39	Escuela de Ingeniería de Antioquia	$1,116,140,429.00
Santa Marta	LOTE DE TERRENO NÚMERO 7, CON UN ÁREA DE 250 METROS CUADRADOS	Universidad de la Sabana	$16,704,019.00
La Tebaida	LOTE DE TERRENO RURAL DENOMINADO VILLA ELOISA	Escuela de Ingeniería de Antioquia	$289,491,934.00
Usme	PARQUEADERO NÚMERO 2, URBANIZACION PORTAL DE LA HACIENDA	Universidad de la Sabana	$47,848,248.00
Usme	LOTE DE TERRENO NÚMERO 1, URBANIZACION PORTAL DE LA HACIENDA	Fundación Universitaria del Área Andina	$201,056,005.00
Usme	ZONA DE CONTROL AMBIENTAL NÚMERO 1, URBANIZACION PORTAL DE LA HACIENDA	Fundacion Natura	$28,962,013.00
Usme	CARRERA 15 B ESTE NÚMERO 48 — 81 SUR, LOTE 19, INTERIOR 2	Fundación Universitaria del Área Andina	$14,023,973.00
Cartagena	CARRERA 71 NÚMEROS 31 -297/283/297, CONSULTORIO NÚMERO 309	Fundación Universitaria del Área Andina	$33,422,152.00
GIRON	CALLE 55 A NÚMERO 23 C — 28	Fundacion Konrand Lorenz	$17,640,000.00
Cali	CARRERA 3A NÚMERO 13 — 16 PARQUEADERO	Universidad de la Sabana	$5,974,130.00
Ibague	AVENIDA EL JORDAN CRUCE VIA FERREA	Universidad de la Sabana	$81,000,419.00
Bogotá	ZONA DE PROTECCION AMBIENTAL A,	Escuela de Ingeniería de Antioquia	$1,540,005,067.00
Soacha	CARRERA 4a NÚMERO 10 — 75 ETAPA UNO, PARQUEADERO	Universidad de la Sabana	$3,683,347.00
Soacha	CARRERA 16 B NÚMERO 2C — 30, CASA NÚMERO 9	Fundación Universitaria del Área Andina	$23,907,281.24
Soacha	CARRERA 16 B NÚMERO 2C — 48, LOTE Y CASA NÚMERO 3	Fundación Universitaria del Área Andina	$16,599,957.05
Soacha	CARRERA 16 A NÚMERO 2C — 50, CASA NÚMERO 4	Fundación Universitaria del Área Andina	$21,073,450.53
Soacha	CARRERA 17 NÚMERO 2C — 14	Universidad de la Sabana	$25,843,681.00
Soacha	CARRERA 16 A NÚMERO 2C — 41, CASA NÚMERO 23	Fundación Universitaria del Área Andina	$17,440,724.08
Soacha	CARRERA 16 B NÚMERO 1 B — 41, CASA NÚMERO 35	Fundación Universitaria del Área Andina	$21,159,650.25
Monte negro	LOTE DE TERRENO 38 CON CASA, MANZANA 5, ALDEA SUIZA	Asociación Scouts de Colombia — Scouts de Colombia	$11,429,846.00
Soacha	CARRERA 16 A NÚMERO 2C — 19, CASA NÚMERO 30	Fundación Universitaria Konrand Lorenz	$16,531,150.41
Soacha	CARRERA 4 NÚMERO 10 — 75	Fundacion Konrand Lorenz	$3,080,838,961.15
Fusagasuga	CARRERA SEGUNDA ESTE NÚMERO 8 A — 19/21 Y CALLE 9 A NÚMERO 1 — 66E	Fundación Universitaria del Área Andina	$38,690,736.00
Bogotá	CALLE 61 NÚMERO 72 — 50 Y CALLE 59 A NÚMERO 72 — 50, APARTAMENTO 301	Fundacion Niña Maria	$59,259,003.00
Girardot	CARRERA 24 NÚMERO 10[a] — 46, LOCAL NÚMERO 5 -CENTRO COMERCIAL LAS MERCEDES	Fundación Universitaria del Área Andina	$30,628,953.00
Cartagena	LOTE DE TERRERNO NÚMERO 29 Ó CONASTIL	Fundación Universitaria del Área Andina	$63,886,666.00
	Donación de bienes muebles y enseres	Universidad de la Sabana	$133,240,663.00

TOTAL			8,676,763,072.98

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: December 9, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance